Exhibit 99.3

James Hardie Industries N.V.
8 February 2006	ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia
The Manager
Company Announcements Office	Telephone (02) 8274 5305
Australian Stock Exchange Limited	Fax (02) 8274 5218
20 Bridge Street
SYDNEY NSW 2000	GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 3rd Quarter FY06 Results on Monday, 27 February 2006.
A briefing for media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney commencing at 10.00am. A teleconference will also be available on +61 3 8660 4948.
A briefing for analysts and investors will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, commencing at 11.00am. A teleconference and video webcast will also be available on the following:
Domestic: 03 8660 4945
International: +61 3 8660 4945
URL: http://www.ir.jameshardie.com.au/default.jsp?xcid=753
A further briefing for analysts and investors will be held on Tuesday, 28 February 2006, commencing at 11.00am at The Westin Room IV, The Westin, 205 Collins Street, Melbourne.
Yours faithfully
/s/ Peter Baker
Peter Baker
Executive Vice-President — Australia